Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of November 6, 2012 and relates to the financial condition and results of operations for the three and nine months ended September 30, 2012. The three months ended September 30, 2012 is also referred to as the “current period”, “third quarter” or “Q3 2012”. The nine months ended September 30, 2012 is also referred to as “YTD 2012”. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements and related notes for the three and nine months ended September 30, 2012 (“interim financial statements”) and the comparative audited consolidated financial statements for the nine months ended December 31, 2011 which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). As a result of the change in the Company’s year-end from March 31 to December 31 during the previous fiscal year, the comparative period for Q3 2012 is the three and nine months ended September 30, 2011 (“YTD 2011”), which includes Q4 of the year ended March 31, 2011.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties, Cautionary Note to U.S. Investors and Cautionary Note Regarding Forward-Looking Statements sections of this document. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document. For further information, see the Non-GAAP Measures section of this document.

THIRD QUARTER HIGHLIGHTS

-	Metal revenues were a record $41.7 million, compared to $28.2 million during the same prior year period. This represents a 48% increase over the prior year.

-	Profit from operations was a record $18.3 million, compared to $10.3 million during the same prior year period. This represents a 77% increase over the prior year.

-	Cash flows from operations were a record $14.5 million, compared to $7.8 million during the same prior year period. This represents an 85% increase over the prior year.

-

Increased cash to $28.3 million at September 30, 2012 after investing $7.2 million in exploration and plant expansion. Cash at September 30, 2011 was $7.0 million after investing $11.9 million in exploration and plant expansion.

-

The Company produced a record 25,153 ounces of gold and sold 25,153 ounces of gold, compared to 17,287 and 16,917, respectively, during the same prior year period. This represents a 46% and 49% increase of ounces produced and sold, respectively, over the prior year.

-

The Company’s cash cost per ounce on a by-product basis was $715, compared to $580 during the three months ended September 30, 2011 and $758 during Q2 2012. The increase over prior year is the result of global price increases in consumables used in gold production as well as increased quantities of consumables used. The quarter over quarter decrease is attributed to the higher number of ounces sold, increased efficiencies in the current quarter and variable compensation of $0.3 million relating to 2011 ($14 per gold ounce) being included in Q2 2012.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

-	The drill program for the San Francisco Gold Project continued in Q3 2012 and during October, 2012 was expanded to 100,000 meters for calendar 2012:
	○	A total of 5,523 meters of drilling were completed in and around the San Francisco pit (YTD 2012: 10,900 meters).
	○	A total of 28,061 meters were drilled on the La Chicharra open pit gold mine located two kilometres west of the San Francisco pit (YTD 2012: 44,362 meters).

-	A 5,000 meter core drill program at the San Onesimo project in Zacatecas, Mexico, commenced in July, 2012.

-	The Company strengthened its management with the addition of Mr. Taj Singh in the role of Vice President of Business Development. Mr. Singh is a Professional Engineer (“P.Eng.”) and was formerly a mining analyst and has over ten years experience working in the mining industry. Mr. Singh's appointment complements the recent addition of Mr. Keith Peck as an independent member of the Board of Directors. Mr. Peck is Chairman and CEO of a financial advisory firm specializing in the resource sector. Mr. Peck is a Chartered Business Valuator (“CBV”) and has over twenty-seven years investment banking experience including financings, mergers and acquisitions, corporate restructurings and business valuations.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the San Francisco open pit gold mine (the “Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra open pit gold mine (“La Chicharra”) are collectively known as the San Francisco Gold Project. The Company has title to the approximately 200,000 hectares of exploration claims in and around the San Francisco Project.

The Company has also entered into a property option agreement to earn an interest in the Emanuel, San Fernando, San Onesimo, Sarai, and Zindy mineral concessions located in the State of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in Jalisco and San Onesimo claims in Mazapil-Concepcion del Oro, as well as 40,000 hectares in Nayarit, Mexico for the El Capomo property.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: TMM) and the NYSE MKT (“NYSE MKT”) (NYSE MKT: TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s growth strategy is to increase its production profile (2012 guidance: 100,000 ounces), reduce cash cost per gold ounce (2012 guidance: between $700 and $750 per ounce excluding silver credits) and increase its reserve base through a number of initiatives, including the following:

-	Realizing expansion opportunities at the San Francisco Gold Project, including a crushing expansion with capacity up to 24,000 tonnes per day (“t/d”), estimated to be tested during November, 2012 and fully operational in December, 2012 with an estimated cost of $7.7 million (2012 estimated remaining cost: $1.3 million);

-	Initiate the processing of the La Chicharra pit with pre-stripping activities to commence in Q4 2012 and to be fully operational by March, 2013 at a rate of 8,000 t/d with an estimated cost of $8.8 million;

-	Double the capacity of the ADR gold plant to 200,000 ounces per year, to be fully operational by November, 2012 with an estimated cost of $1.8 million (2012 estimated remaining cost: $1.3 million);

-	The continuation of the Company’s exploration program. The Company has expanded its 2012 program to 100,000 meters with an estimated total cost (including assays) of $100 per meter; and

-	Actively pursuing accretive transactions to create value for shareholders.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

These growth initiatives are expected to be financed by internal cash flow generated from the operations at the San Francisco Gold Project. The Company is committed to responsibly operating and has become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

REVIEW OF FINANCIAL RESULTS

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Gold sold (oz)	25,153	16,917	69,887	52,929
Silver sold (oz)	13,857	8,640	40,049	27,763
Average realized gold price ($/oz)	1,660	1,670	1,654	1,521
Average gold price (London PM Fix) ($/oz)	1,652	1,702	1,652	1,534
Metal revenues ($)	41,748,393	28,248,994	115,596,375	80,506,583
Profit from operations ($)	18,338,295	10,333,849	44,595,126	30,418,348
Earnings ($)	13,098,975	3,596,399	24,062,667	13,819,762
Earnings per share, basic ($)	0.09	0.03	0.17	0.10
Earnings per share, diluted ($)	0.09	0.03	0.17	0.10
Cash flows from operations ($)	14,506,525	7,820,924	33,972,031	29,389,839
Cash dividends declared ($)	nil	nil	nil	nil
Total assets ($)	199,736,515	150,276,191	199,736,515	150,276,191

Third quarter results

Earnings for the Company increased to $13.1 million for Q3 2012, compared to $3.6 million for the three months ended September 30, 2011 as a result of the following factors:

Gold price

The London PM Fix price of gold averaged $1,652 per ounce, compared to $1,702 during the three months ended September 30, 2011. This represents a 3% decrease year over year.

Metal revenues

The Company sold 25,153 gold ounces at an average realized gold price of $1,660 per ounce, compared to sales of 16,917 gold ounces at an average realized gold price of $1,670 per gold ounce during the three months ended September 30, 2011. Total metal revenues from mining operations were $41.7 million, compared to $28.2 million during the three months ended September 30, 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $18.4 million, compared to $10.2 million during the three months ended September 30, 2011. This increase is attributed to the increased number of ounces sold; planned lower grade ore being mined and processed year over year; reduced deferred stripping costs; additional cyanide and explosives consumption to improve recoveries and crushing efficiencies; fluctuations in Mexican peso exchange rate against the US dollar; and the industry wide increases in key mining consumables prices such as cyanide and diesel due to global supply constraints and labour cost increases due to the demand for mining professionals.

Depletion and depreciation costs form a component of cost of sales and were $2.2 million, compared to $3.5 million during the three months ended September 30, 2011. The impact of a higher cost base of mineral properties, plant and equipment on hand, due to significant capital additions in the periods since September 30, 2011, was offset by the substantial increase in the proven and probable reserves on October 1, 2011, which decreased the overall rate per ounce of depreciation.

Corporate and administrative expenses

Corporate and administrative costs decreased to $2.8 million, compared to $4.2 million during the three months ended September 30, 2011. Share-based payments decreased from $1.5 million during the three months ended September 30, 2011 to $0.8 million in Q3 2012. This resulted from the issuance and vesting of share options during the three months ended September 30, 2011, whereas in Q3 2012 new issuances took place late in the quarter and as a result only vesting of share options issued in previous periods formed the majority of the expense. The share options issued during the three months ended September 30, 2011 were almost fully vested before the beginning of Q3 2012. Salaries also decreased to $0.7 million, compared to $1.3 million during the three months ended September 30, 2011 as a result of the timing of bonus payments as compared to the prior year period.

Finance expense

Finance expense decreased to $0.5 million, compared to $0.8 million during the three months ended September 30, 2011, due to the modification of the C$18.0 million debt agreement with Sprott Resource Lending Partnership. The new debt agreement carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $3.7 million, compared to $6.1 million during the three months ended September 30, 2011. The current tax expense increased to $3.8 million, compared to $2.6 million during the three months ended September 30, 2011 due to the increased profitability of the mining operations in Mexico offset by accelerated deductions enacted during the current quarter as well as currency fluctuations. This increase in current tax expense was offset by a deferred tax recovery of $0.1 million, compared to a deferred tax expense of $3.5 million during the three months ended September 30, 2011. The recovery in deferred tax in Q3 2012 resulted primarily from modifications to certain Mexican reversal rate assumptions to better reflect the expected tax rate on reversal of timing differences. The effective tax rate for the three months ended September 30, 2012 was impacted by the non-deductibility of the share-based compensation expense and increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

Quarter over quarter results

Earnings for the Company increased to $13.1 million for Q3 2012, compared to $6.2 million for Q2 2012 as a result of the following factors:

Gold price

The London PM Fix price of gold averaged $1,652 per ounce, compared to $1,609 during Q2 2012. This represents a 3% increase quarter over quarter which is a contributing factor to the increased revenues generated by the Company.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

Metal revenues

The Company sold 25,153 gold ounces at an average realized gold price of $1,660 per ounce, compared to sales of 23,499 gold ounces at an average realized gold price of $1,624 per ounce during Q2 2012. Total metal revenues from mining operations were $41.7 million, compared to $38.2 million during Q2 2012.

Cost of sales

Production costs, which comprise the full cost of operation less depreciation and depletion, form a component of cost of sales and were $18.4 million, compared to $18.2 million during Q2 2012. The increase is consistent with the increase in gold ounces produced and sold during Q3 2012 compared to Q2 2012.

Depletion and depreciation costs form a component of cost of sales and were consistent at $2.2 million, compared to $1.9 million during Q2 2012.

Corporate and administrative expenses

Corporate and administrative costs decreased to $2.8 million, compared to $4.5 million during Q2 2012. Included in corporate and administrative expenses is $0.8 million of share-based compensation for Q3 2012, compared to $1.9 million in Q2 2012 and salaries of $0.7 million for Q3 2012, compared to $1.3 million in Q2 2012. The change in salaries expense is due to the inclusion of certain bonus payments during Q2 2012.

Finance expense

Finance expense decreased to $0.5 million, compared to $0.8 million during Q2 2012, due to the modification of the C$18.0 million debt agreement with Sprott Resource Lending Partnership. The new debt agreement carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $3.7 million, compared to $6.6 million in Q2 2012. The current tax expense decreased to $3.8 million, compared to $4.6 million during Q2 2012 as a result of enacting tax planning strategies including accelerated deductions available in Mexico, and the impact of currency fluctuations. This decrease in current tax expense was supplemented by a deferred tax recovery of $0.1 million, compared to a deferred tax expense of $1.9 million during Q2 2012. The recovery in deferred tax in Q3 2012 resulted primarily from modifications to certain Mexican reversal rate assumptions to better reflect the expected tax rate on reversal of timing differences and currency fluctuation.

Year to date results

Earnings for the Company increased to $24.1 million for YTD 2012, compared to $13.8 million for YTD 2011 as a result of the following factors:

Gold price

During YTD 2012, the London PM Fix price of gold averaged $1,652 per ounce, compared to $1,534 during YTD 2011. This represents an 8% year over year increase and is a contributing factor to the increased revenues generated by the Company.

Metal revenues

The Company sold 69,887 gold ounces during YTD 2012, compared to 52,929 ounces during YTD 2011. The increase in gold ounces sold over the same prior year period is a result of the gradual ramp up of operations at the Mine from 14,000 t/d to 16,000 t/d and increased gold recoveries. Total revenues from mining operations were $115.6 million during YTD 2012, compared to $80.5 million for the same prior year period, which is the result of increased ounces sold and realizing an average gold price per ounce of $1,654 during YTD 2012, compared to $1,521 in YTD 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

Cost of sales

Production costs for YTD 2012 were $52.7 million, compared to $29.3 million for YTD 2011. This increase is attributed to the additional ounces sold in YTD 2012 compared to YTD 2011, improvements in mining operations, less deferred stripping additions and reduced net changes in inventory, and the industry-wide increase in mining consumable prices due to global supply constraints of key mining consumables and labour cost increases due to the demand for mining professionals. The Company is currently experiencing a stabilization of prices.

Depletion and depreciation costs for YTD 2012 were $6.1 million, compared to $7.4 million in YTD 2011. The higher number of ounces sold has been offset by the increase of the estimated reserves as of October 1, 2011 which decreased the depletion and depreciation expense based on units of production.

Corporate and administrative expenses

Corporative and administrative costs for YTD 2012 decreased to $12.2 million, compared to $13.3 million for YTD 2011. Salaries increased to $2.6 million, compared to $1.9 million in YTD 2011, as a result of changes in headcount; and share-based payments expense increased to $5.1 million, compared to $4.5 million in YTD 2011 from the issuance and vesting of share options with higher values than those issued and vested during YTD 2011. These increases were outweighed by the expensing of $1.6 million in legal and professional fees during YTD 2011 relating to an attempted acquisition of a gold company, and by a decrease in asset write downs and contract termination fee from $1.4 million previously capitalized for the Cocula Property in 2011 to $0.4 million for the contract termination fee of the Quila property in 2012.

Finance expense

Finance expense decreased to $2.0 million in YTD 2012, compared to $3.5 million in YTD 2011 due to the replacement of the $15.0 million Gold Loan to Sprott Asset Management with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. The Gold Loan also contained an embedded derivative which required revaluation each reporting period. Changes in the London PM Fix prices during the term of the Gold Loan caused gains and losses from the revaluation of the embedded derivative. The new debt contains no such embedded derivative. Also, the new debt agreement carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

During YTD 2012, the Company recorded total tax expense of $16.9 million, compared to $14.0 million in YTD 2011. This increase was significantly due to the increased profitability of the mining operations in Mexico during YTD 2012 and from the utilization of tax loss carry forwards during the three months ended March 31, 2011 which eliminated a significant portion of taxable income for that period, while deferred tax liabilities, including those offset by tax loss carry forwards, became realized in the quarter. Hence, the current tax expense increased to $14.2 million, compared to $5.7 million during YTD 2011, while deferred tax expense decreased to $2.7 million, compared to $8.3 million during YTD 2011.

Total assets

The $37.5 million increase in total assets during YTD 2012 is mainly due to increases in cash of $18.4 million, from profitable operations and increased exploration and investing activities related to mineral properties, plant and equipment of $11.8 million. In addition, the increase in the inventory in process and low grade ore stockpile balances were $3.8 million and $4.8 million, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

REVIEW OF QUARTERLY FINANCIAL RESULTS

The following are the eight most recently completed quarterly financial results prepared in accordance with IFRS and the Company’s functional and presentation currency, the US dollar:

				Three	Three	Three
				months	months	months
				Dec. 31,	Sept. 30,	Jun. 30,
	Q3 2012	Q2 2012	Q1 2012	2011	2011	2011	Q4 2011	Q3 2011

				Note 1	Note 1	Note 1

Gold sold (oz)	25,153	23,499	21,235	21,895	16,917	17,965	18,047	20,031
Silver sold (oz)	13,857	14,452	11,740	11,635	8,640	8,622	10,501	11,030
Average realized gold price ($/oz)	1,660	1,624	1,681	1,621	1,670	1,504	1,398	1,378
Average gold price (London PM Fix) ($/oz)	1,652	1,609	1,691	1,688	1,702	1,506	1,386	1,367
Cash cost per gold ounce, net of silver by- products ($/oz)	715	758	740	646	580	533	498	426
Metal revenues ($)	41,748,393	38,159,810	35,688,172	35,495,049	28,248,994	27,024,636	25,232,953	24,402,118
Profit from operations ($)	18,338,295	13,573,855	12,682,976	15,793,428	10,333,849	10,448,724	9,635,775	13,811,248

Earnings ($)	13,098,975	6,163,422	4,800,270	11,530,141	3,596,399	5,747,072	4,476,291	3,929,681
Earnings per share, basic and diluted ($)	0.09	0.04	0.03	0.08	0.03	0.04	0.03	0.03
Cash flows from operations ($)	14,506,525	8,029,051	11,831,455	10,741,740	7,820,924	6,025,776	15,543,139	15,273,994
Cash dividends declared ($)	nil	nil	nil	nil	nil	nil	nil	nil

Note 1: Due to the change in year-end from March 31 to December 31 during the three months ended December 31, 2011, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q1 2012 and Q2 2012 periods have been renamed to “three months June 30, 2011” and “three months September 30, 2011”, respectively, so that the quarterly periods during calendar 2012 can be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.

Trend analysis

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from high gold prices and increasing volume of gold ounces sold. Higher realized gold prices and gold sales have resulted in generally improved financial results.

Profit from operations and earnings have also trended upwards. The increase in the price of gold has been more influential on the bottom line than higher cash costs. In general, the quarterly results depict the improvement in the throughput of the operation and leaching process, as well as increasing metals prices.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

SAN FRANCISCO GOLD PROJECT - OPERATIONS REVIEW

The San Francisco Gold Project, which was commissioned in April, 2010, is located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The Mine is comprised of an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Company’s production statistics:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Ore processed (t)	1,420,414	1,364,290	4,023,003	3,810,704
Average ore processed grade (g/t Au)	0.887	0.804	0.856	0.851
Ore mined (dry tonnes)	2,266,504	2,030,277	6,424,653	4,885,846
Average ore mined grade (g/t Au)	0.646	0.650	0.634	0.748
Ore stockpiled (t)	842,973	671,185	2,439,333	1,446,217
Average ore stockpiled grade (g/t Au)	0.229	0.276	0.250	0.272
Waste mined (t)	4,210,428	5,097,293	12,432,585	14,433,363
Total mined (t)	6,476,932	7,128,270	18,857,238	19,319,209
Strip ratio	1.86	2.51	1.94	2.95
Total days in period	92	92	274	273
Average ore processed per day (t/d)	15,439	14,829	14,682	13,959
Gold produced (oz)	25,153	17,287	69,888	52,717
Silver produced (oz)	13,857	9,055	40,049	28,643

The Company produced a record 25,153 gold ounces and 13,857 silver ounces during the current period, compared to 17,287 gold ounces and 9,055 silver ounces during the same prior year period. During calendar 2011, the Company was not following optimal leach processes. As a result, gold ounces produced were not in line with management’s expectations. After implementing changes to its leach processes, the Company is realizing planned recoveries and a greater number of ounces produced. This is supported by the Company’s record gold production during Q3 2012.

The Company mined 6.5 million tonnes from the Mine during the current period, compared to 7.1 million tonnes during the same prior year period. Dry tonnes of ore mined increased to 2.3 million tonnes of ore during the current period from 2.0 million tonnes of ore during the same prior year period; a 15% increase representing a lower strip ratio of 1.86.

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 16,000 t/d. The Company commissioned the expansion in July, 2011 with successful testing through July and August, 2011. The Company is currently installing a scalping system, which will screen smaller material and send it to a fine crushing circuit, while sending larger ore fragments to the primary crusher. This will bring total rated crushing capacity to 24,000 t/d and is expected to be tested in November, 2012 and fully operational by December, 2012.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

The total estimated capital cost of this expansion is $7.7 million of which $1.3 million remains to be spent in 2012. The Company stockpiled 0.8 million tonnes during the current period, compared to 0.7 million tonnes during the same prior year period. Stockpiling will continue until crushing capacity reaches 22,000 t/d.

The average grade of ore mined from the Mine during the three and nine months ended September 30, 2012 was 0.646 g/t Au and 0.634 g/t Au, respectively. This is as expected in accordance with the mine plan and is consistant with the three and nine months ended Septembe 30, 2011 of 0.650 g/t Au and 0.748 g/t Au, respectively.

The average grade of ore processed during the three and nine months ended September 30, 2012 was 0.887 g/t Au and 0.856 g/t Au, respectively. This is as expected in accordance with the Company’s budget and consistant with the three and nine months ended September 30, 2011 of 0.804 g/t Au and 0.851 g/t Au, respectively.

The Company continued stripping activities at the Mine, with the strip ratio in the current period lower than the estimated life of mine strip ratio of 2.0.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations. The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at September 30, 2012 of $28.3 million.

Thus far in calendar 2012, the Company reinvested and will continue to reinvest funds generated from operations into the continued development and exploration at the San Francisco Gold Project. Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production, and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the San Francisco Gold Project.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

A summary of non-discounted liabilities and future operating commitments are as follows:

		Less than			Greater than
	Total	1 year	1 - 3 years	3 - 5 years	5 years
Trade payables and accrued liabilities	$18,184,273	$18,184,273	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt principal (C$18,000,000)	18,298,262	-	18,298,262	-	-
Interest payments on loan facility	1,832,834	368,973	1,463,861	-	-
Future operating commitments (1)	17,745,818	16,176,113	1,409,058	160,647	-
Other long-term liabilities (2)	1,194,188	-	1,194,188	-	-
Provision for site reclamation and closure (3)	2,203,925	-	-	-	2,203,925
	$61,184,300	$36,454,359	$22,365,369	$160,647	$2,203,925

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the current period were 6.5 million, this mining service contract is the most significant component of the Company’s commitments. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased.

(2)	Other long-term liabilities represent the non-discounted amount of the demobilization costs related to the Peal contract.
(3)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco mine.

Management believes that the working capital at September 30, 2012 of $51.1 million, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments for the next twelve months. Trade payables and future operating commitments, which are comprised mostly of operating agreements with its mining contractors, are funded through the sale of gold ounces produced. Furthermore, on July 5, 2012 the Company extended the term of its long-term debt by another 18 months, thus allowing the Company to internally generate the cash needed to fund its expansion projects.

Cash flow

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Cash flow provided by operating activities ($)	14,506,525	7,820,924	33,972,031	29,389,839
Cash flow used in investing activities ($)	(7,165,274)	(10,110,283)	(16,643,460)	(27,343,433)
Cash flow (used in) provided by financing activities ($)	(342,915)	1,288,313	910,063	502,699

Cash flow from operating activities for Q3 2012 was $14.5 million, compared to $7.8 million for the three months ended September 30, 2011. The main drivers are higher sales for the period resulting in net income before income tax expense of $16.8 million compared to $9.7 million during the three months ended September 30, 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

Movements in trade receivables decreased cash flows by $0.6 million during the current period, compared to a decrease of $1.4 million during the three months ended September 30, 2011, while the movements in inventories and stockpile decreased cash flows by $3.7 million in Q3 2012, compared to $10.0 million in the three months ended September 30, 2011. Tax payments increased during Q3 2012 to $5.2 million, compared to $0.8 million during the three months ended September 30, 2011 as a result of the increased profitability of the Company.

Similarly, cash flow from operating activities for YTD 2012 was $34.0 million, compared to $29.4 million for YTD 2011. This increase is the result of an increase in profit before income tax to $41.0 million in YTD 2012, compared to $27.8 million in YTD 2011. Other contributing factors were the cash outflows relating to inventories and stockpile decreasing to $9.2 million in YTD 2012, compared to $17.6 million in YTD 2011. Cash outflows relating to advances and prepaids reduced to $0.7 million in YTD 2012, compared to $2.3 million in YTD 2011. These impacts were offset by a cash outflow related to trade payables and accrued liabilities of $0.9 million during YTD 2012, compared to an increase of $7.1 million in YTD 2011. Lastly, the cash flow from operations in YTD 2012 were impacted by the income tax paid of $12.8 million, compared to $0.8 million in the same prior year period.

Cash flow used in investing activities for Q3 2012 was $7.2 million (YTD 2012: $16.6 million), compared to $10.1 million for the three months ended September 30, 2011 (YTD 2011: $27.3 million) significantly as a result of lower expenditures on mineral properties, plant and equipment with a large portion of the expansion expenditures being incurred in prior periods.

Cash flow expended on financing activities for Q3 2012 was $0.3 million (YTD 2012: inflow of $0.9 million), compared to cash flow provided of $1.3 million during the three months ended September 30, 2011 (YTD 2011: inflow of $0.5 million). This change is significantly due to the repayment towards the old long-term debt of $12.6 million and proceeds received from the new long-term debt in the amount of $18.2 million in the three months ended June 30, 2011 which did not occur during YTD 2012. Cash flow from shares issued for cash was $0.1 million during Q3 2012 (YTD 2012: $2.4 million), compared to $1.8 million during the three months ended September 30, 2011 (YTD 2011: $2.1 million) as a result of share options being exercised during both the current period and YTD 2012.

At the San Francisco Gold Project, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged 13.20 Mexican pesos to $1.00, and C$1.00 to $1.00, compared to 12.34 Mexican pesos to $1.00, and C$0.98 to $1.00 during the three months ended September 30, 2011. The Company does not manage foreign currency exposure through the use of forward contracts.

Capital resources

The capital of the Company consists of the items included in the consolidated equity and long-term debt, net of cash.

	September 30,	December 31,
	2012	2011
Equity	$133,562,871	$101,599,965
Long-term debt	17,729,204	17,245,442
	151,292,075	118,845,407
Less: Cash	(28,276,536)	(9,865,007)
	$123,015,539	$108,980,400

At September 30, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $123.0 million from $109.0 million at December 31, 2011 due to the increased profitability of the Company. The old debt agreement provided for a lump sum payment of principal on maturity in July, 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. On July 5, 2012, the Company extended its long-term debt. The new C$18,000,000 debt will be repayable in full on or before December 31, 2013.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares. In the event the loan has not been repaid by July 28, 2013, a further fee of 1% of the loan amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date.

Dividends

No dividends were declared or paid during the three months ended September 30, 2012.

Outstanding share data

The total number of outstanding common shares and share options at November 6, 2012 are 143,084,045 and 10,025,000, respectively.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce on a by-product basis is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document. The Company reports the cash cost per gold ounce on a sales basis. In the gold mining industry, this is a common performance measures but does not have any standardized meaning. As such, it is unlikely to be comparable to similar measures presented by other issuers. In reporting the cash cost per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with GAAP.

The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces sold.

The following table provides a reconciliation of the cash cost per gold ounce on a by-product basis to the interim financial statements:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Production costs	$18,408,339	$10,155,428	$52,709,342	$29,349,635
Less: By-product silver credits	(432,818)	(343,329)	(1,200,692)	(983,390)
Cash costs on by-product basis	17,975,521	9,812,099	51,508,650	28,366,245
Divided by gold sold (oz)	25,153	16,917	69,887	52,929
Total by-product cash cost per gold ounce	$715	$580	$737	$536

For further details on the calculation of production costs, refer to the interim financial statements. Cash cost per gold ounce is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s audited consolidated financial statements for the nine months ended December 31, 2011. The Company anticipates that the most significant of these standards are as follows:

Accounting standards effective January 1, 2013

Consolidation

IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures, are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the above standards to have a significant impact on the consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure controls and procedures and internal control over financial reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company's Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have concluded that these controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company and that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in that legislation.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s CEO and CFO have concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

Management regularly reviews the Company’s controls and procedures; however, these cannot provide an absolute level of assurance due to the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the nine months ended December 31, 2011.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

U.S. GAAP

The interim financial statements of the Company have been prepared by management in accordance with IFRS, which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, the financial data presented herein may not be comparable to the financial data of U.S. companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the three and nine months ended September 30, 2012

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the nine months ended December 31, 2011.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, PhD, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.